Putnam Discovery Growth Fund

May 15, 2007 meeting

A proposal to approve a new management contract between the fund and Putnam Investment Management, LLC was approved as follows:

Votes for         Votes against         Abstentions
21,204,577           1,285,797             800,029


All tabulations are rounded to the nearest whole number.